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Vancouver, BC, V6C 3L6
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

Los Filos Gold Project Feasibility Study

Vancouver, British Columbia: May 17, 2005 – Goldcorp Inc. (TSX: G; NYSE: GG) is pleased to announce that the stand alone Los Filos feasibility study has been completed, however, with the recent acquisition of the Bermejal gold deposit new studies are underway focusing on the integration of the two deposits.

Final results on the stand alone Los Filos feasibility study are summarized as follows;

• Los Filos Mineable Reserves	Tonnage	Grade	Contained Gold
	(millions tonnes)	(grams Au/tonne)	(million ounces)
Proven	18.33	0.85	0.50
Probable	45.57	1.05	1.54

Proven and Probable	63.90	0.99	2.04
• Los Filos Mineral Resources;	Tonnage	Grade	Contained Gold
	(millions tonnes)	(grams Au/tonne)	(millioin ounces)
Measured	2.34	0.50	0.04
Indicated	21.97	0.62	0.44

Measured and Indicated	24.31	0.62	0.48
Inferred	11.26	0.7	0.26

Minimal inferred resources were also contained within the design open pit.

Production and economic statistics are summarized as follows;

• LOM Ore Production	64 million tonnes
• Crushing Plant Throughput	3.65 million tonnes / year
• Strip Ratio	2.1 to 1
• Total Mine Grade	0.99 grams gold / tonne
• Average Heap Leach Recoveries
o Crush Leach	72%
o Run Of Mine Leach	57%
• Average Annual Gold Production	170,000 ounces / year
• Total Gold Production	1.38 million ounces
• Pre-Production Costs	US$ 98 million
• Pre-Stripping	US$ 11 million
• Cash Operating Cost	US$ 185 / ounce of gold

The Los Filos deposit will be developed as an open pit heap leach operation, with two different methods of ore processing. Higher grade materials will be crushed to ¾” and agglomerated before being conveyor stacked and heap leached. Lower grade materials will be truck hauled from the open pit to the leach pad and run-of-mine heap leached. The recovered solution will be treated to produce a final dore product on site.

The entire district has ready access to a paved highway system, water supplies, electrical power and nearby towns with a supply of skilled local labour. Mining has always been an important part of the culture in the area, and strong support for the Los Filos development has been received from the local communities and government agencies.

As announced on March 31, 2005, Goldcorp acquired the Bermejal gold deposit, with studies now underway to combine the Los Filos and Bermejal deposits and fully optimize the potential economies of scale. As a result, a feasibility study combining the two deposits is expected to be completed in the 4th quarter of 2005.

Construction is already underway on some of the primary infrastructure and this work will be utilized in the mining of the combined deposits. Metallurgical testing for Bermejal together with geotechnical testing and design work for the revised and now centrally located heap leach pad will be carried out in the months ahead. With these delays, gold production is now expected to commence in late 2006.

In order to reflect some successful step-out drilling at the northern boundary of the deposit, a resource and reserve update on Los Filos will also be completed during the second half of 2005 and incorporated into the comprehensive feasibility study.

Goldcorp is the world’s lowest cost million ounce gold producer, with 2005 gold production expected to exceed 1.1 million ounces of gold at a cash cost of less than US$60 per ounce.  By 2007, gold production is expected to grow to over 1.6 million ounces.  Goldcorp has a strong balance sheet with approximately US$450 million in cash and equivalents, and no debt.

Notes:

1.

All Mineral Reserves and Mineral Resources have been calculated as of May 10, 2004, and are reported within the resource model completed by Snowden Mineral Consultants for the December 31, 2004 mineral resource statement, in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.	All Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4.	A gold price of US$ 400 per ounce was used.
5.	Mike Hester, P.E. of Independent Mining Consultants, Tucson is the Qualified Person for the feasibility study as defined by the National Instrument 43-101.
6.

Neil Burns, P.Geo. of Snowden Mining Consultants Inc., Vancouver is the Qualified Person for the Mineral Resource estimates. Mineral Resources are reported within an optimized pit shell but outside the design open pit.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Julia Hasiwar
Director, Investor Relations
Tel: (604) 696-3011
Fax: (604) 696-3001
info@goldcorp.com
www.goldcorp.com